EXHIBIT 11.1

EARNINGS PER SHARE COMPUTATION

The factors used in the earnings per share computation follow.

(dollars in thousands except share data)

	Six Months Ended		Three Months Ended
	June 30,		June 30,
	2005	2004	2005	2004
Basic
Net income	$1,283	$578	$621	$328

Weighted average common shares outstanding	3,238,674	2,568,116	3,238,674	2,674,548

Basic earnings per common share	$0.40	$0.22	$0.19	$0.12

Diluted
Net income	$1,283	$578	$621	$328

Weighted average common shares outstanding for basic earnings per common share	3,238,674	2,568,116	3,238,674	2,674,548
Add: Dilutive effects of assumed exercises of stock options	241,303	141,907	241,303	141,571

Average shares and dilutive potential common shares	3,479,977	2,710,023	3,479,977	2,816,119

Diluted earnings per common share	$0.37	$0.21	$0.18	$0.12

No options were antidilutive